


SIEBERT

# Siebert Financial Corp. • 2002 Annual Report

Siebert Financial Corp. ("the Company") is a holding company conducting its retail discount brokerage and municipal and corporate investment banking businesses throughout the country through its wholly-owned subsidiary, Muriel Siebert & Co., Inc., ("Siebert") which operates through nine offices and Siebert Women's Financial Network, Inc., a wholly-owned subsidiary of the Company offering financial products and financial education for women by women. Siebert provides services to its customers through three divisions. Through its retail and WFN Invest divisions, Siebert provides discount brokerage and related services to its retail investor accounts via branches, telephone, Internet and wireless devices. Through its Capital Markets division, Siebert offers institutional clients equity execution services on an agency basis as well as equity, fixed income and municipal underwriting and investment banking services. In addition, this division participates in the secondary markets for Municipal and U.S. Treasury securities and also trades certain securities for its own account. This proprietary trading business is segregated from that of the agency business executed on behalf of institutional clients.

Muriel F. Siebert, the first woman member of the New York Stock Exchange, is the Chairwoman and President of the Company and, as of April, 2003 owned approximately 89% of the outstanding Common Stock of the Company. The Company believes that it is the largest Woman-Owned Business Enterprise ("WBE") that is a New York Exchange member in the capital markets business in the country and the largest Minority and Women's Business Enterprise ("MWBE") in the tax exempt underwriting business in the country through its affiliate, Siebert, Brandford, Shank & Co., L.L.C.

The Company's predecessor was incorporated on April 9, 1934 under the laws of the State of New York. Siebert was incorporated on June 13, 1969 under the laws of the State of Delaware. The principal executive officers of the Company and Siebert are located at 885 Third Avenue, 17th Floor, New York, New York, 10022. The telephone number is (212) 644-2400. The Internet address is www.siebertnet.com.



April 2003

Dear Fellow Shareholders:

The economic recovery that many believed would arrive during 2002 did not occur. Instead, we experienced a year of continued weakness in the capital markets, and plummeting investor confidence in reaction to reports of corporate scandals and related unethical behavior. As the year progressed, there was no improvement on the employment front, and uncertainty developed over the situation in Iraq. These challenges posed tremendous difficulty for the brokerage industry and the capital markets generally. Our company was not immune to the impact of the tough environment.

Nonetheless, we achieved significant progress on many fronts and, in line with our business strategy, moved forward on several initiatives, while taking advantage of the opportunities we found in various of our businesses. Once again, our brokerage services were widely acknowledged by respected authorities as tops in terms of quality and value.

*Financial Performance*

The sluggish economy affected our results across the board, yet, despite the adverse conditions, we managed to generate significant revenue from our core business and other financial services. Total revenues for 2002 were $24.1 million, down $7.9 million from 2001, based on lower volumes and commissions, less activity in investment banking, decreased activity by our proprietary and riskless trading group, and lower interest income from the firm's investments. Yet absent one-time charges and expenses associated with the brokerage service we launched in April with Intuit, this performance would have been more than sufficient to produce another profitable year.

We experienced a net loss for the year of $1,633,000, or $0.07 per share, attributable to the $4.7 million incurred in 2002 start-up costs related to the exclusive strategic alliance with Intuit, under which we offer a fully-integrated joint brokerage service to customers of Quicken® and Quicken.com. (Our company's net income was $2,488,000, or $0.11 per share, in 2001.) We worked hard in the second half of 2002, and continue to work hard, to reduce costs associated with the initiative, as well as in general.

*Acquisitions*

We were able to continue our strategy of growth by acquisition during the year, acquiring certain retail brokerage accounts in separate transactions with three South Florida discount brokers – TradeStation Securities, Inc., State Discount Brokers, Inc. and Your Discount Broker, Inc.

*Underwriting*

Siebert Brandford Shank & Co. LLC (SBS), our company's 49 percent owned affiliate, had an active year, senior managing over $1.8 billion of negotiated new issues and serving as co-manager on over $63.1 billion in municipal bond offerings. They included $714 million for the New York City Municipal Water & Sewer Authority, $460 million for California State Public Works, $425 million for the Houston Water & Sewer System and $388 million for the Detroit Public Schools. The SBS unit reported $1.8 million in net income in 2002, down from $2.3 million in 2001, but still a significant and important contribution to our earnings.

*Brokerage Services*

We continue to receive multiple accolades and top rankings within the discount brokerage industry. Siebert is currently rated the number one online broker by *Kiplinger's Personal Finance Magazine*, and is the only broker to place among *SmartMoney's* top three discount brokers for the past five years. In 2003, we have already been honored by *Barron's*, as SiebertNet received its second consecutive four star rating in the magazine's Online Brokers Survey. These honors are apt acknowledgement of the customer-oriented approach we take to discount brokerage. In 2002, our SiebertNet online brokerage service added additional automated research and analytic tools and real-time e-mail alerts. At the same time, we held the line against rising trading costs, sparing our customers commission hikes and other charges common in the industry, such as fees for inactivity, order-handling, limit orders and postage. The retail investing public also prizes our independence. (We are unaffiliated with any large institution or market maker.) We remain committed to obtaining the best price execution for our customers. We continue to work large and sensitive orders on the floor of the New York Stock Exchange and Nasdaq. These characteristics set us apart from our competition.

*Stock Buy Back*

Acting under the authorization given by our Board in 2000, we continue working to enhance shareholder value through a stock buy back program. We purchase shares from time to time in the open market and in private transactions. Through March 31, 2003, we had purchased 590,123 shares at an average price of $4.85 per share. The board's authorization permits us to buy back up to one million shares, and we plan to continue to make purchases in the future as appropriate based on market conditions.

*Sound Financial Footing*

Clearly, 2002 was in some ways a disappointing year, and we must redouble our efforts in 2003 to return to profitability. At the same time, it must be said that in these challenging conditions, our core business is performing well and maintaining its position as a leader in an increasingly competitive and consolidating marketplace. In addition, we have been able to move forward in executing our business plan, a strategy that we believe will serve us well as the economy and the markets improve and retail trading activity picks up.

Fortunately, we are far better positioned to weather the downturn and stay our course than many other companies. We have no debt, maintain a significant cash position and operate our business in a conservative fashion. Our current rating from Weiss Ratings, Inc., the well-known firm that analyzes the financial strength of thousands of financial institutions, including brokerage firms, is "A."

We are confident that Siebert is financially sound and operationally strong. We have a loyal and growing customer base, well matched to the service and value orientation we offer. We are committed to providing the marketplace with the best in discount brokerage services, complemented by other financial services activities that play to our strengths and generate additional revenue. And we are dedicated to enhancing our company's value on behalf of our shareholders. It is these objectives that we will pursue in the coming months, as we work to build upon our solid foundation and resume our pattern of long-term growth and stability.



Muriel Siebert
Chairwoman and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
MAY 0 2 2003
SECTION

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2002**

[ ] **TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to __________

Commission file number **0-5703**

**Siebert Financial Corp.**
(Exact name of registrant as specified in its charter)

| **New York**<br>(State or other jurisdiction of incorporation or organization) | **11-1796714**<br>(I.R.S. Employer Identification No.) |
| --- | --- |
| **885 Third Avenue, New York, New York**<br>(Address of principal executive offices)<br>Registrant's telephone number | **10022**<br>(Zip Code)<br>(212) 644-2400 |

Securities registered under Section 12(b) of the Exchange Act:

| Title of each class | Name of each exchange on which registered |
| --- | --- |
| NONE | NONE |

Securities registered under Section 12(g) of the Exchange Act:

**Common Stock, Par Value $.01 Per Share**

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (ss. 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No [ ]

The number of shares of the Registrant's outstanding Common Stock, as of March 18, 2003, was 22,380,330 shares. The aggregate market value of the Common Stock held by non-affiliates of the registrant (based upon the last sale price of the Common Stock reported on the Nasdaq Stock Market as of the last business day of the registrant's most recently completed second fiscal quarter (June 28, 2002), was $9,076,479.

Documents Incorporated by Reference: Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act on or before April 30, 2003, incorporated by reference into Parts II and III.

Special Note Regarding Forward-Looking Statements

Statements in this Annual Report on Form 10-K, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on the Company's behalf, that are not statements of historical or current fact constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks and uncertainties and known and unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future expressed or implied by such forward looking statements, including without limitation: changes in general economic and market conditions; changes and prospects for changes in interest rates; fluctuations in volume and prices of securities; demand for brokerage and investment banking services; competition within and without the discount brokerage business, including the offer of broader services; competition from electronic discount brokerage firms offering greater discounts on commissions than the Company; the prevalence of a flat fee environment; decline in participation in equity or municipal finance underwritings; limited trading opportunities; the method of placing trades by the Company's customers; computer and telephone system failures; the level of spending by the Company on advertising and promotion; trading errors and the possibility of losses from customer non-payment of amounts due; other increases in expenses and changes in net capital or other regulatory requirements.

## PART I

### Item 1. BUSINESS

#### General

Siebert Financial Corp. (the "Company") is a holding company that conducts its retail discount brokerage and investment banking business through its wholly-owned subsidiary, Muriel Siebert & Co., Inc., a Delaware corporation ("Siebert"). Muriel Siebert, the first woman member of the New York Stock Exchange, is the Chairwoman and President and owns approximately 88.8% of the outstanding common stock, par value $.01 per share (the "Common Stock") of the Company.

The Company's principal offices are located at 885 Third Avenue, New York, New York, 10022, and its phone number is (212) 644-2400. The Company's Internet address is www.siebertnet.com. The Company's SEC filings are available through its website, where you are able to obtain copies of the Company's public filings free of charge. The Company's Common Stock trades on the Nasdaq National Market under the symbol "SIEB".

#### Business Overview

Siebert's principal activity is providing internet and traditional discount brokerage and related services to retail investors. Through its Capital Markets division, Siebert also offers institutional clients equity execution services on an agency basis, as well as equity and fixed income underwriting and investment banking services. The Company believes that it is the largest Woman-Owned Business Enterprise ("WBE") in the capital markets business in the country. In addition, Siebert, Brandford, Shank & Co., LLC ("SBS"), a company in which Siebert holds a 49% ownership interest, is the largest Minority and Women's Business Enterprise ("MWBE") in the tax-exempt underwriting business in the country.

#### The Retail Division

**Discount Brokerage and Related Services.** Siebert became a discount broker on May 1, 1975, a date that would later come to be known as "May Day." Siebert believes that it has been in business and a member of The New York Stock Exchange, Inc. (the "NYSE") longer than any other discount broker. In 1998, Siebert began to offer its customers access to their accounts through SiebertNet, its Internet website. Siebert's focus in its discount brokerage business is to serve retail clients seeking a wide selection of quality investment services, including trading through a broker on the telephone, through a wireless device or via the Internet, at commissions that are substantially lower than those of full-commission firms and competitive with the national discount brokerage firms. Siebert clears its securities transactions on a fully disclosed basis through National Financial Services Corp. ("NFSC"), a wholly owned subsidiary of Fidelity Investments and with the Pershing division of Donaldson, Lufkin, & Jenrette ("Pershing").

Siebert serves investors who make their own investment decisions. Siebert seeks to assist its customers in their investment decisions by offering a number of value added services, including easy access to account information. Siebert's representatives are available to assist customers with information via toll-free 800 service Monday through Friday between 7:30 a.m. and 7:30 p.m. Eastern Time. Through its SiebertNet, Mobile Broker, inter-active voice recognition and Siebert MarketPhone services, 24-hour access is available to customers.

**Independent Retail Execution Services.** Siebert offers what it believes to be the best possible trade executions for customers. Siebert does not make markets in securities, nor does it take positions against customer orders.

Siebert's listed orders are routed in a manner intended to afford its customers the opportunity for price improvement on all orders. Through a service called NYSE Prime(TM), Siebert also has the ability to document to customers all price improvements received on orders executed on the NYSE when orders are filled at better than the National Best Bid/Offer.

Siebert's over the counter orders are executed through a network of Nasdaq market makers with no single market maker executing all trades. Additionally, the firm offers customers execution services through Nasdaq's SelectNetTM and Reuters' InstinetTM systems for an additional fee. These systems give customers access to all Electronic Communication Networks listed on SelectNet and to Instinet before and after regular market hours. Siebert believes that its OTC executions afford its customers the best possible opportunity for consistent price improvement. Siebert does not have any affiliation with market makers and therefore does not execute OTC trades through affiliated market makers.

Customers may also indicate online interest, in buying or selling fixed income securities, including municipal bonds, corporate bonds, mortgage-backed securities, Government Sponsored Enterprises, Unit Investment Trusts or Certificates of Deposit. These transactions are executed by registered representatives.

**Retail Customer Service.** Siebert believes that superior customer service enhances its ability to compete with larger discount brokerage firms and therefore provides retail customers, at no additional charge, with personal service via toll-free access to dedicated customer support personnel for all of its products and services. Customer service personnel are located in each of Siebert's branch offices. Siebert presently has retail offices in New York, New York, Jersey City, New Jersey, Boca Raton, Surfside, Palm Beach and Naples, Florida and Beverly Hills, California. Siebert uses a proprietary Customer Relationship Management System that enables representatives, no matter where located, to view a customer's service requests and the response thereto. Eventually, it is intended that this system will also allow customers to enter their requests directly into the system and track the response. Siebert's telephone system permits the automatic routing of calls to the next available agent having the appropriate skill set.

**Retirement Accounts.** Siebert offers customers a variety of self-directed retirement accounts for which it acts as agent on all transactions. Custodial services are provided through an affiliate of NFSC and Pershing, the firm's clearing agents, which also serves as trustee for such accounts. Each IRA, SEP IRA, ROTH IRA, 401(k) and KEOGH account can be invested in mutual funds, stocks, bonds and other investments in a consolidated account.

**Customer Financing.** Customers margin accounts are carried through Siebert's clearing agents, which lends customers a portion of the market value of certain securities held in the customer's account. Margin loans are collateralized by these securities. Customers also may sell securities short in a margin account, subject to minimum equity and applicable margin requirements, and the availability of such securities to be borrowed. In permitting customers to engage in margin, short sale or any transaction, Siebert assumes the risk of its customers' failure to meet their obligations in the event of adverse changes in the market value of the securities positions. Both Siebert and its clearing agents reserve the right to set margin requirements higher than those established by the Federal Reserve Board.

Siebert has established policies with respect to maximum purchase commitments for new customers or customers with inadequate collateral to support a requested purchase. Managers have some flexibility in the allowance of certain transactions. When transactions occur outside normal guidelines, accounts are monitored closely until their payment obligation is completed; if the customer does not meet the commitment, steps are taken to close out the position and minimize any loss. Siebert has not had significant credit losses in the last five years.

**Information and Communications Systems.** Siebert's operations rely heavily on information processing and communications systems which are provided by the Siebert's clearing agents. The system for processing securities transactions is highly automated. Registered representatives utilize personal computer workstations to access customer account information, obtain securities prices and related information and enter and confirm orders through dedicated lines to Siebert's clearing agents.

Siebert maintains a computer network to support its customer service messaging systems, as well as other applications such as record keeping and direct customer access to marketing information. Through its clearing agents, Siebert's computers are linked to the major registered United States securities exchanges, the National Securities Clearing Corporation and The Depository Trust Company. Failure of Siebert's redundant private lines local area networks or communication systems for a significant period of time could limit the ability to process a large volume of transactions accurately and rapidly. This could result in Siebert being unable to satisfy its obligations to customers and other securities firms, and in such an event could result in regulatory violations. External events, such as an earthquake or massive power failure, loss of redundant external information feeds, such as security price information, as well as massive internal malfunctions, could render part or all of such systems inoperative.

To enhance the reliability of its systems and backup data, Siebert maintains redundancies, backup plans and recovery functions including complete backup trading facilities.

Siebert's communications systems include a voice system that allows calls to be answered by the next available agent having the appropriate skill set for the incoming call. Data is delivered to branches over a frame relay system and is backed up by an ISDN network. Call center software provides statistical reports, such as time on hold, duration of calls and the number of calls handled by each agent. The vendor of the communications system monitors these systems on a twenty-four hour a day, seven day a week basis and can make software repairs remotely.

**Current Developments**

Siebert agreed to acquire certain retail discount brokerage accounts from TradeStation Securities, Inc. in May 2002. These accounts were transferred to Siebert in August 2002. Siebert agreed to acquire the retail brokerage accounts of the Boca Raton office of State Discount Brokers, Inc. in July 2002. These accounts were transferred to Siebert in October 2002. Siebert agreed to acquire the retail discount brokerage accounts of Your Discount Broker Inc. in January 2003. These accounts were transferred to Siebert in March 2003. The accounts acquired in the above acquisitions are being serviced from Siebert's Boca Raton office.

In April 2002, Siebert entered into an exclusive Strategic Alliance Agreement with Intuit, Inc. to offer a joint brokerage service (the "JBS") to customers of Quicken and Quicken.com. Under this arrangement, Intuit provides the technology, marketing and content and Siebert provides certain brokerage and other services. The financial arrangement between Siebert and Intuit generally provides that gross revenue, as defined, generated from the JBS and incremental expenses, as defined, incurred by Siebert and Intuit be split on an equal basis. The term of the agreement is for an initial period of ten years and is extended automatically for successive two-year periods unless notice of termination is given by either party. Siebert records its proportionate share of the JBS's revenue and incremental expenses on a gross basis. The JBS was launched on September 16, 2002. During 2002, revenue related to the JBS was nominal and Siebert's share of expenses amounted to approximately $4.7 million, which included technology, marketing and content expenses of $2.9 million and certain brokerage and other services of $380,000. Additionally, Siebert separately incurred other start-up costs for an advisory fee of $1.0 million, legal fees of $392,000 and considerable executive and management resources to the start-up of the JBS. All expenses have been charged to operations in 2002.

On April 30, 2002, Siebert signed a fully disclosed clearing agreement (the "Clearing Agreement") with Pershing. Pursuant to the Clearing Agreement and the JBS, Siebert and Intuit will advance Pershing a total of $1.5 million, principally for software customization setup. Pershing has agreed that it shall rebate such amount to Siebert payable in three equal annual installments, without interest, over the initial three years of the Clearing Agreement, provided that the Clearing Agreement has not been terminated. In addition, Siebert and Intuit will incur one-time charges aggregating approximately $485,000 for the setup of the JBS' website and related matters. Siebert and Intuit will share equally in the advance and the one-time charges. The advance to Pershing was made in January 2003.

**The Capital Markets Division**

In 1991, Siebert created its Capital Markets division, which serves as a co-manager, underwriting syndicate member, or selling group member on a wide spectrum of securities offerings for corporations and Federal agencies.

Principal activities of the Capital Markets Division are investment banking and institutional equity execution services.

During 1996, Siebert formed the Siebert, Brandford, Shank division of the investment banking group to enhance the activities of Siebert's tax exempt underwriting. The operations of the Siebert, Brandford, Shank division were moved on July 1, 1998 to a newly formed entity, SBS. Two individuals, Mr. Napoleon Brandford and Ms. Suzanne F. Shank, own 51% of the equity and are entitled to 51% of the net profits of SBS and Siebert is entitled to the balance. Through its investment in SBS, Siebert has become a more significant factor in the tax exempt underwriting area, and expects to enhance its government and institutional relationships, as well as the breadth of products that can be made available to retail clients. During 2002, SBS served as the lead manager of over $1.8 billion of negotiated municipal new issues and served as a co-manager in over $63.1 billion of negotiated municipal new issues.

Since its inception, the Siebert, Brandford, Shank division and its successor SBS have co-managed offerings of approximately $192 billion and lead managed offerings of approximately $8 billion. Clients include the States of California, Texas, Washington, Ohio, Michigan and the Cities of Chicago, Detroit, Los Angeles, Houston, Dallas, Denver and St. Louis.

In addition to occupying a portion of Siebert's existing offices in New York, SBS operates out of offices in San Francisco, Seattle, Houston, Chicago, Detroit, Los Angeles, Washington, DC, San Antonio, Miami and Dallas.

Certain risks are involved in the underwriting of securities. Underwriting syndicates agree to purchase securities at a discount from the initial public offering price. If the securities must be sold below the cost to the syndicate, an underwriter is exposed to losses on the securities that it has committed to purchase. In the last several years, investment banking firms have increasingly underwritten corporate and municipal offerings with fewer syndicate participants or, in some cases, without an underwriting syndicate. In these cases, the underwriter assumes a larger part or all of the risk of an underwriting transaction. Under Federal securities laws, other laws and court decisions, an underwriter is exposed to substantial potential liability for material misstatements or omissions of fact in the prospectus used to describe the securities being offered. While municipal securities are exempt from the registration requirements of the Securities Act of 1933, underwriters of municipal securities nevertheless are exposed to substantial potential liability in connection with material misstatements or omissions of fact in the offering documents prepared in connection with offerings of such securities.

**Advertising, Marketing and Promotion**

Siebert develops and maintains its retail customer base through printed advertising in financial publications, broadcast commercials over national and local cable TV channels, as well as promotional efforts and public appearances by Ms. Siebert. Additionally, a significant number of the firm's new accounts are developed directly from referrals by satisfied customers.

**Competition**

Siebert encounters significant competition from full-commission, online and discount brokerage firms, as well as from financial institutions, mutual fund sponsors and other organizations, many of which are significantly larger and better capitalized than Siebert. The reduced volume of trading starting in early 2001 is leading to consolidation in the industry in both the online and traditional brokerage business. Siebert believes that additional competitors such as banks, insurance companies, providers of online financial and information services and others will continue to be attracted to the online brokerage industry as they expand their product lines. Many of these competitors are larger, more diversified, have greater capital resources, and offer a wider range of services and financial products than Siebert. Some such firms are offering their services over the Internet and have devoted more resources to and have more elaborate websites than the Company. Siebert competes with a wide variety of vendors of financial services for the same customers. Siebert believes that its main competitive advantages are high quality customer service, responsiveness, cost and products offered, the breadth of product line and excellent executions.

**Regulation**

The securities industry in the United States is subject to extensive regulation under both Federal and state laws. The SEC is the Federal agency charged with administration of the Federal securities laws. Siebert is registered as a broker-dealer with the SEC, the NYSE and the National Association of Securities Dealers ("NASD"). Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD and national securities exchanges such as the NYSE, which is Siebert's primary regulator with respect to financial and operational compliance. These self-regulatory organizations adopt rules (subject to approval by the SEC) governing the industry and conduct periodic examinations of broker-dealers. Securities firms are also subject to regulation by state securities authorities in the states in which they do business. Siebert is registered as a broker-dealer in 49 states, the District of Columbia and Puerto Rico.

The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and stockholders of broker-dealers. The regulations to which broker-dealers are subject cover all aspects of the securities business, including training of personnel, sales methods, trading practices among broker-dealers, uses and safekeeping of customers' funds and securities, capital structure of securities firms, record keeping, fee arrangements, disclosure to clients, and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules may directly affect the method of operation and profitability of broker-dealers and investment advisers. The SEC, self-regulatory organizations and state securities authorities may conduct administrative proceedings which can result in censure, fine, cease and desist orders or suspension or expulsion of a broker-dealer or an investment adviser, its officers or its employees. Neither the Company nor Siebert has been the subject of any such administrative proceedings.

As a registered broker-dealer and NASD member organization, Siebert is required by Federal law to belong to the Securities Investor Protection Corporation ("SIPC") which provides, in the event of the liquidation of a broker-dealer, protection for securities held in customer accounts held by the firm of up to $500,000 per customer, subject to a limitation of $100,000 on claims for cash balances. The SIPC is funded through assessments on registered broker-dealers. In addition, Siebert, through it's clearing agents, has purchased from private insurers additional account protection in the event of liquidation up to the net asset value, as defined, of each account. Stocks, bonds, mutual funds and money market funds are included at net asset value for purposes of SIPC protection and the additional protection. Neither SIPC protection nor the additional protection insures against fluctuations in the market value of securities.

Siebert is also authorized by the Municipal Securities Rulemaking Board to effect transactions in municipal securities on behalf of its customers and has obtained certain additional registrations with the SEC and state regulatory agencies necessary to permit it to engage in certain other activities incidental to its brokerage business.

Margin lending arranged by Siebert is subject to the margin rules of the Board of Governors of the Federal Reserve System and the NYSE. Under such rules, broker-dealers are limited in the amount they may lend in connection with certain purchases and short sales of securities and are also required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. In addition, those rules and rules of the Chicago Board Options Exchange govern the amount of margin customers must provide and maintain in writing uncovered options.

Net Capital Requirements

As a registered broker-dealer, Siebert is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Net Capital Rule"), which has also been adopted by the NYSE. Siebert is a member firm of the NYSE and the NASD. The Net Capital Rule specifies minimum net capital requirements for all registered broker-dealers and is designed to measure financial integrity and liquidity. Failure to maintain the required regulatory net capital may subject a firm to suspension or expulsion by the NYSE and the NASD, certain punitive actions by the SEC and other regulatory bodies and, ultimately, may require a firm's liquidation.

Regulatory net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets. These deductions include charges that discount the value of security positions held by Siebert to reflect the possibility of adverse changes in market value prior to disposition.

The Net Capital Rule requires notice of equity capital withdrawals to be provided to the SEC prior to and subsequent to withdrawals exceeding certain sizes. The Net Capital Rule also allows the SEC, under limited circumstances, to restrict a broker-dealer from withdrawing equity capital for up to 20 business days. The Net Capital Rule of the NYSE also provides that equity capital may not be drawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.

Under applicable regulations, Siebert is required to maintain regulatory net capital of at least $250,000. At December 31, 2002 and 2001, Siebert had net capital of $16.4 million and $20.9 million, respectively. Siebert claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

Employees

As of March 20, 2003, the Company had approximately 111 employees, five of whom were corporate officers. None of the employees is represented by a union, and the Company believes that relations with its employees are good.

## Item 2. PROPERTIES

Siebert currently maintains seven retail discount brokerage offices. Customers can visit the offices to obtain market information, place orders, open accounts, deliver and receive checks and securities, and obtain related customer services in person. Nevertheless, most of Siebert's activities are conducted on the Internet or by telephone and mail.

Siebert operates its business out of the following seven leased offices:

| Location | Approximate Office Area in Square Feet | Expiration Date of Current Lease | Renewal Terms |
|---|---|---|---|
| Corporate Headquarters, Retail and Investment Banking Office<br>885 Third Ave.<br>New York, NY 10022 | 7,828 | 4/30/04 | None |
| Retail Offices<br>9693 Wilshire Boulevard<br>Beverly Hills, CA 90212 | 1,000 | Month to Month | 2 year option |
| 4400 North Federal Highway<br>Boca Raton, FL 33431 | 1,038 | 2/28/07 | None |
| 111 Pavonia Avenue(1)<br>Jersey City, NJ 07310 | 11,000 | 6/30/05, 6/30/06 and 9/30/07 | 5 year option on a portion of space |
| 400 Fifth Avenue – South<br>Naples, FL 33940 | 1,008 | 4/30/05 | None |
| 240A South County Road<br>Palm Beach, FL 33480 | 770 | 12/31/03 | None |
| 9569 Harding Avenue<br>Surfside, FL 33154 | 1,150 | 12/31/03 | None |

(1) Certain of the Company's administrative and back office functions are performed at this location.

The Company believes that its properties are in good condition and are suitable for the Company's operations.

## Item 3. LEGAL PROCEEDINGS

The Company is involved in various routine litigation matters that it believes are customary and incidental to its business. In the opinion of management, the ultimate disposition of these actions will not, in the aggregate, have a material adverse effect on the financial position or results of operations of the Company.

## Item 4. SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

None.

## PART II

## Item 5. PRICE RANGE OF COMMON STOCK

The Company's common stock trades on the Nasdaq Stock Market under the symbol "SIEB". The high and low sales prices of the Company's common stock reported by Nasdaq during the following calendar quarters were:

| | High | Low |
|---|---|---|
| First Quarter - 2001 | $6.50 | $4.13 |
| Second Quarter - 2001 | $5.97 | $4.00 |
| Third Quarter - 2001 | $5.05 | $4.45 |
| Fourth Quarter - 2001 | $5.46 | $3.73 |
| First Quarter - 2002 | $5.55 | $3.80 |
| Second Quarter - 2002 | $4.70 | $3.59 |
| Third Quarter - 2002 | $4.05 | $2.38 |
| Fourth Quarter - 2002 | $2.98 | $1.77 |
| January 1, 2003 - March 18, 2003 | $2.77 | $2.18 |

On March 18, 2003, the closing price of the Company's common stock on the Nasdaq Stock Market was $2.49 per share and there were 164 holders of record of the Company's common stock.

### Dividend Policy

The Company paid no cash dividends to its shareholders in 2002 and 2001 and paid a dividend of $.04 per share to its shareholders on June 28, 2000. Ms. Siebert, the majority shareholder of the Company, has waived her right to receive the dividends declared by the Company to date. The Board of Directors of the Company periodically considers whether to declare dividends. In considering whether to pay such dividends, the Company's Board of Directors will review the earnings of the Company, its capital requirements, its economic forecasts and such other factors as are deemed relevant. Some portion of the Company's earnings will be retained to provide capital for the operation and expansion of its business.

## Item 6. SELECTED FINANCIAL INFORMATION

(In thousands except share and per share data)

**The Following Selected Financial Information Should Be Read In Conjunction With The Company's Consolidated Financial Statements And The Related Notes Thereto.**

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Income statement data: | | | | | |
| Total Revenues | $24,104 | $32,020 | $44,341 | $36,118 | $30,491 |
| Net (loss) income | $(1,633) | $2,488 | $7,999 | $4,603 | $4,313 |
| Net income per share of common stock | | | | | |
| Basic | $(0.07) | $0.11 | $0.35 | $0.20 | $0.20 |
| Diluted | $(0.07) | $0.11 | $0.34 | $0.20 | $0.19 |
| Weighted average shares outstanding (basic) | 22,403,990 | 22,438,719 | 22,886,100 | 22,725,452 | 21,598,406 |
| Weighted average shares outstanding (diluted) | 22,403,990 | 22,698,934 | 23,265,897 | 23,238,100 | 22,241,860 |
| Statement of financial condition data (at year-end): | | | | | |
| Total assets | $40,451 | $42,129 | $41,428 | $32,305 | $21,494 |
| Total liabilities excluding subordinated borrowings | $4,784 | $4,829 | $4,744 | $2,851 | $4,194 |
| Subordinated borrowings to majority shareholder | $ – | $ – | $ – | $ – | $3,000 |
| Stockholders' equity | $35,667 | $37,300 | $36,684 | $29,454 | $14,300 |

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and the Notes thereto contained elsewhere in this Annual Report.

The economy continued to slow down during 2002 despite the record low interest rate environment maintained by the Federal Reserve Bank. Consumer confidence continued to decline in the wake of September 11, 2001, due to increased unemployment, corporate misconduct, threat of terrorist activity and the threat of war. Consequently, trading activity and new account acquisitions slowed for the Company, as well as for the entire discount brokerage industry.

Notwithstanding this slow down, competition continued to intensify among all types of brokerage firms, including established discount brokers and new firms entering the on-line brokerage business. Electronic trading continues to account for an increasing amount of trading activity, with some firms offering very low flat rate trading execution fees that are difficult for any conventional discount firm to meet. Some of these flat fee brokers, however, impose asset based charges for services such as mailing, transfers and handling exchanges which the Company does not currently impose, and also direct their executions to captive market makers. Continued competition could limit the Company's growth or even lead to a decline in the Company's customer base which would adversely affect its results of operations. Industry-wide changes in trading practices, such as the advent of decimal pricing and the increasing use of Electronic Communications Networks, are expected to put continuing pressure on fees earned by discount brokers while increasing volatility.

On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of the Company's common stock. Under this program, shares are purchased from time to time, at the Company's discretion, in the open market and in private transactions. Through March 13, 2003, 590,123 shares have been purchased at an average price of $4.85 per share.

The Company, like other securities firms, is directly affected by general economic and market conditions including fluctuations in volume and prices of securities, changes and the prospect of changes in interest rates, and demand for brokerage and investment banking services, all of which can affect the Company's profitability. In addition, in periods of reduced financial market activity, profitability is likely to be adversely affected because certain expenses remain relatively fixed, including salaries and related costs, portions of communications costs and occupancy expenses. Accordingly, earnings for any period should not be considered representative of earnings to be expected for any other period.

Expenditures associated with the development and promotion of the Company's financial website for women, WFN, the Women's Financial Network at Siebert ("WFN"), had an adverse effect on the Company's profitability during 2002, and may continue to have an adverse effect on future profits. The Company continues to assess the operations of WFN and has taken additional steps to reduce costs. However, there can be no assurance that a sufficient number of new accounts will be generated to offset the costs or produce significant profits. In addition, in April 2002, Siebert entered into an exclusive Strategic Alliance Agreement with Intuit, Inc. to offer a joint brokerage service (the "JBS") to customers of Quicken and Quicken.com. Under this arrangement, Intuit provides the technology, marketing and content and Siebert provides certain brokerage and other services. During 2002, revenue related to the JBS was nominal and Siebert's share of expenses amounted to approximately $4.7 million, which included technology, marketing and content expenses of approximately $2.9 million and certain brokerage and other services of $380,000. In addition, Siebert separately incurred other start-up costs relating to the JBS which included an advisory fee of $1 million, legal fees of $392,000 and considerable executive staff and management resources to the start-up of the JBS. All expenses have been charged to operations in 2002.

## Critical Accounting Policies

The Company generally follows accounting policies standard in the brokerage industry and believes that its policies are appropriately reflect its financial position and results of operations. Management has identified the use of "estimates" as its critical policy. The estimates relate primarily to revenue and expense items in the normal course of business as to which the Company receives no confirmations, invoices, or other documentation, at the time the books are closed for a period. The Company uses its best judgment, based on its knowledge of revenue transactions and expenses incurred, to estimate the amount of such revenue and expenses. The Company is not aware of any material differences between the estimates used in closing its books for the last five years and the actual amounts of revenue and expenses incurred when the Company subsequently receives the actual confirmations, invoices or other documentation. Estimates are also used in determining the useful lives of intangibles assets, and the fair market value of intangible assets. Management believes that its estimates are reasonable.

## Results of Operations

### *Year Ended December 31, 2002 Compared to Year Ended December 31, 2001*

*Revenues.* Total revenues for 2002 were $24.1 million, a decrease of $7.9 million, or 24.7%, from 2001. Commission and fee income decreased $5.8 million, or 23.0%, from the prior year to $19.3 million due to lower overall trading volume and lower commissions earned per trade. Lower per trade commissions were the result of smaller order sizes, reductions in fees from other related services caused by increased competition, and a reduction of per share order flow fees. Investment banking revenues decreased $644,000, or 30.3%, from the prior year to $1.5 million in 2002, primarily due to weaker market conditions.

Income from the Company's investment in Siebert, Brandford, Shank & Co., LLC ("SBS") for 2002 was $1.8 million compared to income of $2.3 million for the prior year. This decrease in profits was due in part to the decreased number of municipal bond offerings managed or co-managed by SBS as interest in municipal bonds decreased and SBS' share of the municipal bond underwriting market decreased.

Trading profits decreased $100,000, or 10.5%, from the prior year to $850,000 primarily due to decreased trading in municipal, government and corporate bonds within the Company's proprietary and riskless trading group.

Income from interest and dividends decreased $747,000, or 54.0%, from the prior year to $638,000 primarily due to lower yields on money market funds held by the Company during 2002.

*Expenses.* Total expenses for 2002 were $27.3 million, a decrease of $361,000, or 1.3%, from the prior year.

Employee compensation and benefit costs decreased $2.2 million, or 19.0%, from the prior year to $9.2 million primarily due to a decrease in the number of employees and a decrease in discretionary bonuses offset, in part, by an increase in employee expenses of $170,000 due to Siebert's participation in the JBS with Intuit described above.

Clearing and floor brokerage fees decreased $710,000, or 16.1%, from the prior year to $3.7 million due to the decreased volume of trades executed.

Advertising and promotion expense increased $347,000, or 13.6%, from the prior year to $2.9 million. Approximately $1.6 million of total advertising and promotion expenses related directly to Siebert's participation in the JBS with Intuit.

Communications expense decreased $427,000, or 15.6%, from the prior year, to $2.3 million primarily due lower call volumes and lower quote usage by customers, offset in part by an increase in communication expenses of $142,000 due to Siebert's participation in the JBS.

Occupancy costs decreased $74,000, or 7.4%, from the prior year to $924,000 principally due to the termination and buyout of Siebert's lease in Freemont, California in 2001, offset in part by an increase in occupancy costs of $21,000 due to Siebert's participation in the JBS.

*General and Administrative.* General and administrative expenses increased $2.7 million, or 47.4%, from the prior year to $8.3 million primarily due to research and development costs of $1.4 million for the development of the JBS products and certain start-up costs of $1.4 million principally for advisory and legal expenses relating to the JBS with Intuit.

*Taxes.* The benefit for income taxes of $1.6 million for 2002 is a result of a loss before taxes of $3.2 million compared to net income before income tax of $4.3 million in 2001 and a provision for income taxes $1.8 million.

*Year Ended December 31, 2001 Compared to Year Ended December 31, 2000*

*Revenues.* Total revenues for 2001 were $32.0 million, a decrease of $12.3 million, or 27.8%, from 2000. Commission and fee income decreased $14.2 million, or 35.3%, from the prior year to $25.2 million due to lower overall trading volume and lower commissions earned per trade. Lower per trade commissions were the result of smaller order sizes, reductions in fees from other related services caused by increased competition from ultra low cost flat fee brokers, and a reduction of per share order flow fees. Investment banking revenues increased $392,000, or 22.7%, from the prior year to $2.1 million in 2001, primarily due to the Company's participation, as a Woman Owned Business Enterprise, in several public equity offerings and debt offerings.

Income from the Company's investment in SBS was $2.3 million compared to the prior year's loss of $324,000.This increase in profits was due in part to the increased number of municipal bond offerings managed or co-managed by SBS as interest in Municipal Bonds increased with the decline in activity in the equity markets and SBS' share of the municipal bond underwriting market increased.

Trading profits increased $236,000, or 33.1%, from the prior year to $950,000 primarily due to increased trading in municipal bonds within the Company's proprietary trading group.

Income from interest and dividends decreased $514,000, or 27.1%, from the prior year to $1.4 million primarily due to lower yields on money market funds held by the Company during 2001.

*Expenses.* Total expenses for 2001 were $27.7 million, a decrease of $2.8 million, or 9.2%, from the prior year.

Employee compensation and benefit costs decreased $1.5 million, or 12%, from the prior year to $11.3 million primarily due to a decrease in the number of employees and a decrease in discretionary bonuses. This decrease was offset, in part, by an increase in the compensation level of the Company's mid-level management and the inclusion of management and operating personnel of WFN for a full year.

Clearing and floor brokerage fees decreased $1.7 million, or 27.6%, from the prior year to $4.4 million due to the decreased volume of trades executed.

Advertising and promotion expense decreased $237,000, or 8.5%, from the prior year to $2.6 million primarily due to a decreased level of television advertising.

Communications expense decreased $285,000, or 9.4%, from the prior year, to $2.7 million primarily due lower call volumes and lower quote usage by customers, partially offset by costs relating to temporary duplicate telephone lines and costs during the installation of the Company's new telephone system.

Occupancy costs increased $221,000, or 28.4%, from the prior year to $998,000 principally due to incurring a full year of rent expense associated with two new leases entered into by the Company during 2000 in connection with the move of certain of the Company's operations to Jersey City, New Jersey and the opening of the Company's Fort Lauderdale call center.

*General and Administrative.* General and administrative expenses increased $733,000, or 15%, from the prior year to $5.6 million primarily due to increased legal, consulting and amortization expenses.

*Taxes.* Provision for income taxes decreased $4.0 million, or 68.4%, from the prior year to $1.8 million due to a decrease in the Company's net income before income tax to $4.3 million in 2001 from $13.9 million in 2000.

**Liquidity and Capital Resources**

The Company's assets are highly liquid, consisting generally of cash, money market funds and securities freely saleable in the open market. The Company's total assets at December 31, 2002 were $40.5 million, of which, $28.8 million, or 71%, were regarded by the Company as highly liquid.

Siebert is subject to the net capital requirements of the SEC, the NYSE and other regulatory authorities. At December 31, 2002, Siebert's regulatory net capital was $16.4 million, $16.2 million in excess of its minimum capital requirement of $250,000.

Pursuant to the Clearing Agreement with Pershing and the JBS with Intuit, Siebert and Intuit will advance Pershing a total of $1.5 million which they are entitled to recoup from Pershing in equal installments, without interest, over the initial three years of the Clearing Agreement. In addition, Siebert and Intuit will incur one-time charges aggregating approximately $485,000 for the setup of the JBS website and related matters. Siebert and Intuit will share equally in the advance and the one-time charges. The advance to Pershing was made in January 2003. Development and marketing costs for the next 12 months for the JBS are expected to exceed revenues generated from the new accounts, which may result in losses for the Company.

The Company also intends to acquire additional shares of its common stock pursuant to its share buy back program.

Siebert has entered into a Secured Demand Note Collateral Agreement with SBS under which it is obligated to loan to SBS up to $1.2 million pursuant to a secured promissory note on a subordinated basis. Amounts obligated to be loaned by Siebert under the facility are reflected on the Company's balance sheet as "cash equivalents - restricted". SBS pays Siebert interest on this amount at the rate of

10% per annum. The facility expires on August 31, 2004, at which time SBS is obligated to repay to Siebert any amounts borrowed by SBS thereunder.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

**Financial Instruments Held For Trading Purposes:**

Through Siebert, the Company maintains inventories in exchange-listed and Nasdaq equity securities on both a long and short basis. The fair value of all positions held by Siebert at December 31, 2002 was approximately $5.2 million in long positions. Using a hypothetical 10% increase or decrease in prices, the potential loss in fair value, respectively, could be approximately $520,000, due to the offset of change in fair value in long positions. The Company does not engage in derivative transactions, has no interest in any special purpose entity and no liabilities, contingent or otherwise, for the debt of another entity, except for Siebert's obligation under its Secured Demand Note Collateral Agreement of $1.2 million executed in favor of SBS. SBS pays Siebert interest on this amount at the rate of 10% per annum. Siebert earned interest of $120,000 from SBS in each of the years that Siebert's commitment has been outstanding.

**Financial Instruments Held For Purposes Other Than Trading:**

Working capital is generally temporarily invested in dollar denominated money market funds and overnight certificates of deposits. These investments are not subject to material changes in value due to interest rate movements.

In the normal course of its business, Siebert enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the Company's financial statements. Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. If customers do not fulfill their contractual obligations, the clearing broker may charge Siebert for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy the customers' obligations. Siebert regularly monitors the activity in its customer accounts for compliance with its margin requirements. Siebert is exposed to the risk of loss on unsettled customer transactions if customers and other counterparties are unable to fulfill their contractual obligations.

## Item 8. FINANCIAL STATEMENTS

See financial statements and supplementary data required pursuant to this item beginning on page F-1 of this Report on Form 10-K.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS IN ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

## Item 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

(a) Identification of Directors

This information is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2003.

(b) Identification of Executive Officers

| Name | Age | Position |
|---|---|---|
| Muriel F. Siebert | 70 | Chairwoman and President |
| Daniel Jacobson[(1)] | 74 | Vice Chairman |
| Nicholas P. Dermigny | 45 | Executive Vice President and Chief Operating Officer |
| Joseph M. Ramos, Jr. | 44 | Executive Vice President and Chief Financial Officer |
| Daniel Iesu | 43 | Secretary |

[(1)] Mr. Jacobson retired from all positions with the Company during March 2003. Mr. Jacobson served as Vice Chairman and a director of the Company from May 1999 to March 2003. He was a partner in Richard A. Eisner & Company, LLP from June 1994 until May 1999. He is a director and chairman of the audit committee of Barnwell Industries, Inc.

Certain information regarding each executive officer's business experience is set forth below.

*Muriel F. Siebert* has been Chairwoman, President and a director of Siebert since 1967 and the Company since November 8, 1996. Ms. Siebert became the first woman member of the New York Stock Exchange on December 28, 1967 and served as the first woman Superintendent of Banks of the State of New York from 1977 to 1982. She is director of the New York State Business Council and the Boy Scouts of Greater New York. She is the founder and past president of the International Woman's Forum, a member of the State of New York Commission on Judicial Nomination and on the executive committee of the Economic Club of New York.

*Nicholas P. Dermigny* has been Executive Vice President and Chief Operating Officer of Siebert since joining the firm in 1989 and of the Company since November 8, 1996. Prior to 1993, he was responsible for Siebert's retail division. Mr. Dermigny became an officer and director of the Company on November 8, 1996.

*Joseph M. Ramos, Jr.* has been Executive Vice President, Chief Financial Officer and Assistant Secretary of Siebert since February 10, 2003. From May 1999 to February 2002, Mr. Ramos served as Chief Financial Officer of A.B. Watley Group, Inc. From November 1996 to May 1999, Mr. Ramos served as Chief Financial Officer of Nikko Securities International, Inc. From September 1987 to March 1996, Mr. Ramos worked at Cantor Fitzgerald and held various accounting and management positions, the last as Chief Financial Officer of their registered broker-dealer based in Los Angeles. From October

1982 to September 1987, Mr. Ramos was an audit manager for Deloitte & Touche LLP, a public accounting firm. Mr. Ramos is a Certified Public Accountant licensed in the state of New York.

*Daniel Iesu* has been Secretary of Siebert since October 1996 and the Company since November 8, 1996. He has been Controller of Siebert since 1989.

### Item 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2003.

### Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2003.

### Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2003.

### Item 14. CONTROLS AND PROCEDURES

Within 90 days of the date of this report an evaluation was performed by the Company under the supervision and with the participation of management, including the President of the Company, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the President, concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company that is required to be included in the Company's periodic filings with the Securities and Exchange Commission. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect those internal controls subsequent to the date the Company carried out its evaluation. During the period covered by this report and at the time of its filing, the Company's President was responsible for performing the functions of the Company's principal financial and accounting officer, as well as those of the Company's principal executive officer.

## PART IV

### Item 15. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

The exhibits required by Item 601 of the Regulations S-K filed as part of, or incorporated by reference in, this report are listed in the accompanying Exhibit Index.

(b) Reports on Form 8-K

None.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Siebert Financial Corp.
New York, New York

We have audited the accompanying consolidated statements of financial condition of Siebert Financial Corp. and its wholly owned subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Siebert Financial Corp. and its wholly owned subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 13, 2003

## SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $22,498,000 | $25,670,000 |
| Cash equivalents - restricted | 1,300,000 | 1,300,000 |
| Receivable from clearing broker | 1,100,000 | 1,572,000 |
| Securities owned, at market value | 5,225,000 | 6,079,000 |
| Furniture, equipment and leasehold improvements, net | 2,616,000 | 1,703,000 |
| Investment in and advances to affiliate | 2,748,000 | 2,702,000 |
| Prepaid expenses and other assets | 1,816,000 | 853,000 |
| Intangibles, net | 2,302,000 | 2,250,000 |
| Deferred taxes | 846,000 | |
| | $40,451,000 | $42,129,000 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Securities sold, not yet purchased, at market value | $ | $ 4,000 |
| Deferred tax liability | | 489,000 |
| Accounts payable and accrued liabilities | 4,784,000 | 4,336,000 |
| | $ 4,784,000 | $ 4,829,000 |
| Commitments and contingent liabilities: | | |
| Stockholders' equity: | | |
| Common stock, $.01 par value; 49,000,000 shares authorized, 22,968,167 shares issued and 22,395,767 outstanding at December 31, 2002 and 22,932,047 shares issued and 22,389,247 shares outstanding at December 31, 2001 | $ 229,000 | $ 229,000 |
| Additional paid-in capital | 17,880,000 | 17,796,000 |
| Retained earnings | 20,377,000 | 22,010,000 |
| Less: 572,400 at December 31, 2002 and 542,800 shares of treasury stock, at December 31, 2001, at cost | (2,819,000) | (2,735,000) |
| | 35,667,000 | 37,300,000 |
| | $40,451,000 | $42,129,000 |

See notes to consolidated financial statements.

## SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Revenue:** | | | |
| Commissions and fees | $19,366,000 | $25,233,000 | $40,322,000 |
| Investment banking | 1,478,000 | 2,122,000 | 1,731,000 |
| Trading profits | 850,000 | 950,000 | 713,000 |
| Income (loss) from equity investee | 1,772,000 | 2,330,000 | (324,000) |
| Interest and dividends | 638,000 | 1,385,000 | 1,899,000 |
| | 24,104,000 | 32,020,000 | 44,341,000 |
| **Expenses:** | | | |
| Employee compensation and benefits | 9,181,000 | 11,338,000 | 12,884,000 |
| Clearing fees, including floor brokerage | 3,701,000 | 4,411,000 | 6,088,000 |
| Advertising and promotion | 2,900,000 | 2,553,000 | 2,790,000 |
| Communications | 2,311,000 | 2,738,000 | 3,022,000 |
| Occupancy | 924,000 | 998,000 | 778,000 |
| Interest | 1,000 | 11,000 | 23,000 |
| Other general and administrative | 8,304,000 | 5,634,000 | 4,901,000 |
| | 27,322,000 | 27,683,000 | 30,486,000 |
| (Loss) income before (benefit) provision for income taxes | (3,218,000) | 4,337,000 | 13,855,000 |
| (Benefit) provision for income taxes | (1,585,000) | 1,849,000 | 5,856,000 |
| Net (loss) income | $(1,633,000) | $2,488,000 | $7,999,000 |
| Net (loss) income per share of common stock - basic | $(0.07) | $0.11 | $0.35 |
| Net (loss) income per share of common stock - diluted | $(0.07) | $0.11 | $0.34 |
| Weighted average shares outstanding - basic | 22,403,990 | 22,438,719 | 22,886,100 |
| Weighted average shares outstanding - diluted | 22,403,990 | 22,698,934 | 23,265,897 |

See notes to consolidated financial statements.

## SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | | | | Treasury Stock | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | $.01 Par Value | Additional Paid-In Capital | Retained Earnings | Number of Shares | Amount | Total |
| **Balance - January 1, 2000** | 22,889,687 | $228,000 | $17,582,000 | $11,644,000 | | $29,454,000 | |
| Net income | | | | 7,999,000 | | 7,999,000 | |
| Treasury share purchases | | | | | 148,700 | (803,000) | (803,000) |
| Non-cash compensation in connection with Restricted Stock Award Plan | | | | | | | 40,000 |
| Issuance of shares in connection with exercise of employee stock options | 21,500 | 1,000 | 57,000 | — | | | 58,000 |
| Tax benefit arising from exercise of employee stock options | | | | | | | 57,000 |
| Dividends on common stock ($.04 per share) | — | — | — | (121,000) | | | (121,000) |
| **Balance - December 31, 2000** | 22,911,187 | 229,000 | 17,736,000 | 19,522,000 | 148,700 | (803,000) | 36,684,000 |
| Net income | | | | | | | 2,488,000 |
| Treasury share purchases | | | | | 394,100 | (1,932,000) | (1,932,000) |
| Issuance of shares in connection with exercise of employee stock options | 20,860 | | 46,000 | | | | 46,000 |
| Tax benefit arising from exercise of employee stock options | | | 14,000 | | | | 14,000 |
| **Balance - December 31, 2001** | 22,932,047 | 229,000 | 17,796,000 | 22,010,000 | 542,800 | (2,735,000) | 37,300,000 |
| Net loss | | | (1,633,000) | | | | (1,633,000) |
| Treasury share purchases | | | | | 29,600 | (84,000) | (84,000) |
| Issuance of shares in connection with exercise of employee stock options | 36,120 | | 84,000 | | | | 84,000 |
| **Balance - December 31, 2002** | 22,968,167 | $229,000 | $17,880,000 | $20,377,000 | 572,400 | $(2,819,000) | $35,667,000 |

See notes to consolidated financial statements.

## SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Cash Flows From Operating Activities:** | | | |
| Net (loss) income | $(1,633,000) | $2,488,000 | $7,999,000 |
| Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities: | | | |
| Depreciation and amortization | 1,718,000 | 1,366,000 | 518,000 |
| (Income) loss from equity investee | (1,772,000) | (2,330,000) | 325,000 |
| Non-cash compensation | | | 40,000 |
| Tax benefit of exercised employee stock options | | 14,000 | 57,000 |
| Deferred taxes | (1,335,000) | (303,000) | |
| Changes in operating assets and liabilities: | | | |
| Net decrease (increase) in securities owned, at market value | 854,000 | 192,000 | (3,618,000) |
| Net change in receivable from clearing broker | 472,000 | (1,448,000) | 2,234,000 |
| (Increase) decrease in prepaid expenses and other assets | (963,000) | 543,000 | (154,000) |
| Net (decrease) increase in securities sold, not yet purchased, at market value | (4,000) | 2,000 | (48,000) |
| Increase in accounts payable and accrued liabilities | 448,000 | 384,000 | 1,149,000 |
| **Net cash (used in) provided by operating activities** | (2,215,000) | 908,000 | 8,502,000 |
| **Cash Flows From Investing Activities:** | | | |
| Purchase of intangibles | (1,045,000) | | (2,310,000) |
| Purchase of furniture, equipment and leasehold improvements | (1,638,000) | (331,000) | (1,629,000) |
| Collection of advances made to equity investee | 43,000 | | 54,000 |
| Distribution from equity investee | 1,683,000 | 609,000 | (263,000) |
| **Net cash (used in) provided by investing activities** | (957,000) | 278,000 | (4,148,000) |
| **Cash Flows From Financing Activities:** | | | |
| Purchase of treasury shares | (84,000) | (1,932,000) | (803,000) |
| Proceeds from exercise of options | 84,000 | 46,000 | 58,000 |
| Dividend on common stock | | | (121,000) |
| **Net cash used in financing activities** | 0 | (1,886,000) | (866,000) |
| Net (decrease) increase in cash and cash equivalents | (3,172,000) | (700,000) | 3,488,000 |
| Cash and cash equivalents - beginning of year | 25,670,000 | 26,370,000 | 22,882,000 |
| **Cash and cash equivalents - end of year** | $22,498,000 | $25,670,000 | $26,370,000 |
| **Supplemental Cash Flow Disclosures:** | | | |
| Cash paid for: | | | |
| Interest | $1,000 | $11,000 | $23,000 |
| Income taxes | $279,000 | $1,811,000 | $5,812,000 |
| **Noncash Investing and Financing Activities:** | | | |
| Tax benefit of employee stock options | | $14,000 | $57,000 |
| Net deferred tax liability attributable to acquired companies | | | $792,000 |

See notes to consolidated financial statements.

## SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] **Organization And Basis Of Presentation:**

Siebert Financial Corp. ("Financial"), through its wholly owned subsidiary, Muriel Siebert & Co., Inc. ("Siebert"), engages in the business of providing discount brokerage services for customers, investment banking services for institutional clients and trading securities for its own account, and, through its wholly owned subsidiary, Siebert Women's Financial Network, Inc. ("WFN"), engages in providing products, services and information all uniquely devoted to women's financial needs. All significant intercompany accounts and transactions have been eliminated. Financial, Siebert and WFN collectively are referred to herein as the "Company".

The municipal bond investment banking business is being conducted by Siebert Brandford Shank & Co., LLC ("SBS"), an investee, which is accounted for by the equity method of accounting (see Note C). The equity method provides that Siebert record its share of SBS's earnings or losses.

In addition during 2002, management devoted a substantial amount of time and effort to develop a new strategic alliance with Intuit, Inc. (See Note B).

[2] **Securities Transactions:**

Securities transactions, commissions, revenues and expenses are recorded on a trade date basis.

Siebert clears all its security transactions through two unaffiliated clearing firms on a fully disclosed basis. Accordingly, Siebert does not hold funds or securities for or owe funds or securities to its customers. Those functions are performed by the clearing firms, both of which are highly capitalized.

Marketable securities are valued at market value.

[3] **Income Taxes:**

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes. Financial files a consolidated federal income tax return which includes Siebert and WFN.

[4] **Furniture, Equipment And Leasehold Improvements:**

Property and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] **Cash Equivalents:**

For purposes of reporting cash flows, cash equivalents include money market funds.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Advertising Costs:

Advertising costs are charged to expense as incurred.

[7] Use Of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[8] Earnings Per Share:

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average outstanding shares during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the number of shares outstanding under the basic calculation and adding all dilutive securities, which consist of options. The treasury stock method is used to reflect the dilutive effect of outstanding options, which, for 2001 and 2000 amounted to 260,215 and 379,797 additional shares, respectively, added to the basic weighted average outstanding shares of 22,438,719 and 22,886,100 in 2001 and 2000, respectively. The Company recognized a net loss for the year ended December 31, 2002. Accordingly, basic and diluted earnings per common share are the same as the effect of dilutive securities would be anti-dilutive to loss per share. Potentially dilutive securities consisting of outstanding options at December 31, 2002, 2001 and 2000 amounted to 1,855,260, 375,500 and 37,500, respectively.

[9] Investment Banking:

Investment banking revenue includes gains and fees, net of syndicate expenses, arising from underwriting syndicates in which the Company participates. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[10] Cash Equivalents - Restricted:

Cash equivalents - restricted represents $1,300,000 of cash invested in a money market account which Siebert is obligated to lend to SBS on a subordinated basis. Any outstanding amounts under the note bear interest at 10% per annum and are repayable on August 31, 2004.

[11] Stock-Based Compensation:

Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), allows the fair value of stock-based compensation to be included in expense over the period earned; alternatively, if the fair value of stock-based compensation awards are not included in expense, SFAS 123 requires disclosure of net income (loss), on a pro forma basis, as if expense treatment had been applied. As permitted by SFAS 123, the Company continues to account for such compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations, pursuant to which no compensation cost was recognized in connection with the issuance of stock options, as all options granted under the 1997 Stock Option Plan (see Note H) had an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant. Had the Company elected to recognize compensation expense for the stock option plan, consistent with the method prescribed by SFAS 123, the Company's net (loss) income and (loss) income per share for the years ended December 31, 2002, 2001 and 2000 would have (increased) decreased to the pro forma amounts as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Net (loss) income, as reported | $(1,633,000) | $2,488,000 | $7,999,000 |
| Stock-based employee compensation determined under APB 25 | — | — | — |
| Stock-based employee compensation determined under the fair value based method, net of tax effect | (1,647,000) | (271,000) | (249,000) |
| Pro forma net (loss) income | $(3,280,000) | $2,217,000 | $7,750,000 |
| Net (loss) income per share - basic: | | | |
| As reported | $(.07) | $.11 | $.35 |
| Pro forma | $(.15) | $.10 | $.34 |
| Net (loss) income per share - diluted: | | | |
| As reported | $(.07) | $.11 | $.34 |
| Pro forma | $(.15) | $.10 | $.33 |

The weighted average fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

| | 2002 | 2001 |
|---|---|---|
| Risk free interest rate | 4.00% | 4.98% |
| Expected life of options in years | 10.00 | 10.00 |
| Expected dividend yield | 0.00% | 0.00% |
| Expected volatility | 82.00% | 62.00% |
| Weighted average fair value | $3.50 | $3.99 |

[12] Start-Up Costs:

Start-up costs consist principally of advisory and legal fees and costs relating to the development and marketing of a joint brokerage service with Intuit, Inc. ( the "JBS"). In accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, start-up costs are expensed as incurred. The JBS, as further discussed in Note B, was launched in September 2002. During 2002, Siebert's share of expenses relating to the JBS amounted to approximately $4,700,000, which included technology, marketing and content expenses of $2,910,000 and certain brokerage and other services of $380,000. Siebert separately incurred other start-up costs for an advisory fee of $1,000,000 and legal fees of $392,000.

[13] Intangibles:

Purchased intangibles are principally being amortized using the straight-line method over an estimated useful life of three years.

[14] Valuation Of Long-Lived Assets:

The Company evaluates the recoverability of its long-lived assets and requires the recognition of impairment of long-lived assets in the event the net book value of these assets exceeds the estimated future undiscounted cash flows attributable to these assets. The Company assesses potential impairment to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the assets' carrying value unlikely. Should impairment exist, the impairment loss would be measured based on the excess of the carrying value of the assets over the assets' fair value.

[15] New Accounting Standards:

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. This statement specifies that certain acquired intangible assets in a business combination be recognized as assets separately from goodwill and that existing intangible assets and goodwill be evaluated for these new separation requirements. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. In addition, this statement requires that goodwill be tested for impairment at least annually at the reporting unit level. The Company adopted SFAS No. 142 on January 1, 2002, which did not have a material impact on the Company's consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Company implemented SFAS No. 144 on January 1, 2002, which did not have a material impact on the Company's consolidated financial position or results of operations.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[15] New Accounting Standards (Continued):

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148.

NOTE B - STRATEGIC ALLIANCE AGREEMENT AND CLEARING ARRANGEMENT

On April 29, 2002, Siebert entered into an exclusive Strategic Alliance Agreement with Intuit, Inc. to offer a joint brokerage service (the "JBS"), with Intuit as the technology, marketing and content provider and Siebert as a broker-dealer and provider of certain brokerage and other services. The financial arrangement between Siebert and Intuit generally provides that gross revenue, as defined, generated from the JBS and incremental expenses, as defined, incurred by Siebert and Intuit be split on a 50/50 basis. The term of the agreement is for an initial period of ten years and is extended automatically for successive two-year periods unless notice of termination is given by either party. Siebert records its proportionate share of the JBS's revenue and incremental expenses on a gross basis. The JBS was launched on September 16, 2002. During 2002, revenue related to the JBS was nominal and Siebert's share of expenses amounted to approximately $4,700,000, which included technology, marketing and content expenses of $2,910,000 and certain brokerage and other services of $380,000. Siebert separately incurred other start-up costs for an advisory fee of $1,000,000 and legal fees of $392,000. These expenses were charged to operations in 2002.

On April 30, 2002, Siebert signed a fully disclosed clearing agreement (the "Clearing Agreement") with the Pershing division of Donaldson, Lufkin, & Jenrette Securities Corporation ("Pershing"). Pursuant to the Clearing Agreement and the JBS, Siebert and Intuit will advance Pershing a total of $1,500,000, principally for software customization setup. Pershing has agreed that it shall rebate such amount to Siebert payable in three equal annual installments, without interest, over the initial three years of the Clearing Agreement, provided that if the Clearing Agreement is terminated under certain circumstances, Siebert must repay these rebated amounts to Pershing. In addition, Siebert and Intuit will incur other charges aggregating approximately $485,000 for the setup of the JBS's website and related matters. Siebert and Intuit will share equally in the advance and the other charges. The advance to Pershing was made in January 2003.

NOTE C - INVESTMENT IN AFFILIATE

In March 1997, Siebert and two individuals (the "Principals") formed SBS to succeed to the tax-exempt underwriting business of the Siebert Brandford Shank division of Siebert. The agreements with the Principals provide that profits will be shared 51% to the Principals and 49% to Siebert. Siebert invested $392,000 as its share of the members' capital of SBS. SBS commenced operations on July 1, 1998.

NOTE C - INVESTMENT IN AFFILIATE (CONTINUED)

Summarized financial data of SBS is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Total assets | $8,944,000 | $8,351,000 | $3,413,000 |
| Total liabilities including subordinated liabilities of $1,200,000, $1,200,000 and $1,200,000 | 3,404,000 | 2,991,000 | 2,807,000 |
| Total members' capital | 5,541,000 | 5,360,000 | 605,000 |
| Total revenue | 13,190,000 | 13,968,000 | 5,568,000 |
| Net income (loss) | 3,616,000 | 4,755,000 | (661,000) |
| Regulatory minimum net capital requirement | 130,000 | 119,000 | 107,000 |

During each of 2002, 2001 and 2000, Siebert charged SBS $240,000 for rent and general and administrative services, which Siebert believes approximates the cost of furnishing such services.

Siebert's share of undistributed earnings from SBS amounts to $2,323,000 and $2,234,000 at December 31, 2002 and 2001, respectively. Such amounts may not be immediately available for distribution to Siebert for various reasons including the amount of SBS's available cash, the provisions of the agreement between Siebert and the principals and SBS's continued compliance with its regulatory net capital requirements.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Equipment | $3,562,000 | $2,179,000 |
| Leasehold improvements | 484,000 | 536,000 |
| Furniture and fixtures | 154,000 | 188,000 |
| | 4,200,000 | 2,903,000 |
| Less accumulated depreciation and amortization | (1,584,000) | (1,200,000) |
| | $2,616,000 | $1,703,000 |

Depreciation and amortization expense for the years ended December 31, 2002, 2001 and 2000 amounted to $725,000, $584,000 and $402,000, respectively.

### NOTE E - INTANGIBLE ASSETS, NET

In several transactions during September and October of 2000, WFN acquired the stock of WFN Women's Financial Network, Inc. ("WFNI") and HerDollar.com, Inc., respectively, companies in the development stage which had yet to commence principal operations, had no significant revenue and had assets consisting principally of websites, content and domain names, for aggregate consideration of $2,310,000 including costs. The transactions have been accounted for as purchases of assets consisting of domain name, website and content, and a non-compete agreement (the "Acquired Intangible Assets"). Related deferred tax assets attributable to net operating loss carryforwards of the acquired companies and deferred tax liabilities attributable to the excess of the statement bases of the acquired assets over their tax bases have been reflected in the accompanying consolidated financial statements as an adjustment to the carrying amount of such intangibles (see Note F).

During 2002, Siebert purchased certain retail discount brokerage accounts in two separate transactions for an aggregate cost of approximately $1,045,000.

Intangible assets consist of the following:

| | December 31, 2002 | | December 31, 2001 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Amortizable assets: | | | | |
| Website, content and non-compete | $2,350,000 | $1,708,000 | $2,350,000 | $850,000 |
| Retail brokerage accounts | 1,045,000 | 135,000 | | |
| | $3,395,000 | $1,843,000 | $2,350,000 | $850,000 |
| Unamortized intangible assets: | | | | |
| Domain name/intellectual property | $ 750,000 | | $ 750,000 | |
| Amortization expense | | $ 993,000 | | $850,000 |

Estimated amortization expense is as follows:

| Year Ending December 31, | |
|---|---|
| 2003 | $896,000 |
| 2004 | 444,000 |
| 2005 | 212,000 |
| | $1,552,000 |

NOTE F - INCOME TAXES

Income tax provision (benefit) consists of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Federal income tax provision (benefit): | | | |
| Current | $ (19,000) | $1,442,000 | $4,194,000 |
| Deferred | (1,014,000) | (203,000) | |
| | (1,033,000) | 1,239,000 | 4,194,000 |
| State and local tax provision (benefit): | | | |
| Current | (231,000) | 710,000 | 1,662,000 |
| Deferred | (321,000) | (100,000) | |
| | (552,000) | 610,000 | 1,662,000 |
| Total tax provision (benefit): | | | |
| Current | (250,000) | 2,152,000 | 5,856,000 |
| Deferred | (1,335,000) | (303,000) | |
| | $(1,585,000) | $1,849,000 | $5,856,000 |

A reconciliation between the income tax provision (benefit) and income taxes computed by applying the statutory Federal income tax rate to income (loss) before taxes is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Expected income tax provision (benefit) at statutory Federal tax rate | $(1,094,000) | $1,475,000 | $4,711,000 |
| State and local taxes, net of Federal tax effect | (241,000) | 374,000 | 1,145,000 |
| Other * | (250,000) | | |
| Income tax expense (benefit) | $(1,585,000) | $1,849,000 | $5,856,000 |

* *Change in estimated state business allocation percentage*

NOTE F - INCOME TAXES (CONTINUED)

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the tax treatments of such amounts. The principal items giving rise to deferred tax assets (liabilities) are as follows:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Net operating losses | $1,260,000 | $485,000 |
| Acquired Intangible assets | (616,000) | (974,000) |
| Start-up costs | 363,000 | |
| Furniture, equipment and leasehold improvements | (207,000) | |
| Retail brokerage accounts | 46,000 | |
| | $ 846,000 | $(489,000) |

Management believes that it is more likely than not that the deferred tax asset will be realized, and therefore no valuation allowance has been provided.

Net operating loss carryforwards of $3,000,000, which include net operating loss carryforwards of WFNI of $1,115,000, expire through 2022. Utilization of the net operating loss carryforward relating to WFNI is subject to annual limitations under Section 382 of the Internal Revenue Code. During 2001, the Company realized a tax benefit of $26,000 relating to utilization of net operating loss carryforwards.

In 2001 and 2000, the Company reduced current taxes payable by $14,000 and $57,000, respectively, resulting from the deductibility of the difference between the exercise price of nonqualifying stock options granted by the Company and the market value of the stock on the dates of exercise. The tax benefit was recorded as a credit to paid-in capital.

## NOTE G - STOCKHOLDERS' EQUITY

Siebert is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Siebert has elected to use the alternative method, permitted by the rule, which requires that Siebert maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2002 and 2001, Siebert had net capital of approximately $16,448,000 and $20,900,000, respectively, as compared with net capital requirements of $250,000. Siebert claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

The principal shareholder waived her right to receive her portion of dividends declared in 2000.

The 1998 Restricted Stock Award Plan (the "Award Plan"), provides for awards of not more than 60,000 shares of the Company's common stock, subject to adjustments for stock splits, stock dividends and other changes in the Company's capitalization, to key employees, to be issued either immediately after the award or at a future date. As provided in the Award Plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of one year from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients and are paid upon lapse of the restrictions. During 1998 and 1999, the Company awarded an aggregate of 41,400 shares, net of forfeitures of 8,050 shares, under the Award Plan. The shares which vest one year from the date of grant, were valued at market value on the date of grant and are being charged to expense over the vesting periods. The Company recorded a non-cash compensation charge of $40,000 in 2000 relating to shares awarded under the Award Plan.

On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of common stock. Shares will be purchased from time to time in the open market and in private transactions. Through December 31, 2002, 572,400 shares were purchased at an average price of $4.92.

## NOTE H - OPTIONS

The Company's 1997 Stock Option Plan, as amended, (the "Plan") authorizes the grant of options to purchase up to an aggregate of 4,200,000 shares, subject to adjustment in certain circumstances. Both non-qualified options and options intended to qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code, as amended, may be granted under the Plan. A Stock Option Committee of the Board of Directors administers the Plan. The committee has the authority to determine when options are granted, the term during which an option may be exercised (provided no option has a term exceeding 10 years), the exercise price and the exercise period. The exercise price shall generally be not less than the fair market value on the date of grant. No option may be granted under the Plan after December 2007. Generally, employee options vest 20% per year for five years and expire ten years from the date of grant.

NOTE H - OPTIONS (CONTINUED)

A summary of the Company's stock option transaction for the three years ended December 31, 2002 is presented below:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding - beginning of the year | 799,820 | $5.62 | 494,600 | $3.93 | 521,700 | $4.15 |
| Granted | 1,155,000 | $4.16 | 350,000 | $5.33 | | |
| Forfeited | (63,440) | $3.69 | (23,920) | $3.57 | (5,600) | $22.35 |
| Exercised | (36,120) | $2.31 | (20,860) | $2.31 | (21,500) | $2.70 |
| Outstanding - end of year | 1,855,260 | $4.39 | 799,820 | $5.62 | 494,600 | $3.93 |
| Exercisable at end of year | 575,660 | $3.99 | 309,800 | $3.32 | 182,250 | $3.02 |
| Weighted average fair value of options granted | | $3.50 | | $3.99 | | |

NOTE H - OPTIONS (CONTINUED)

The following table summarizes information related to options outstanding at December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $0.00 - 2.31 | 15,000 | 9.8 Years | $2.12 | | |
| $2.32 - 2.69 | 342,760 | 4.5 Years | $2.35 | 333,160 | $2.34 |
| $2.70 - 5.33 | 1,470,000 | 9.1 Years | $4.44 | 226,000 | $4.65 |
| $5.34 - 32.50 | 27,500 | 6.5 Years | $28.49 | 16,500 | $28.49 |
| $0.00 - 32.50 | 1,855,260 | 8.2 Years | $4.39 | 575,660 | $3.99 |

At December 31, 2002, approximately 1,947,900 shares of the Company's common stock have been reserved for future issuance under the Plan, the Award Plan and for options granted to directors.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, Siebert enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge Siebert for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. Siebert regularly monitors the activity in its customer accounts for compliance with its margin requirements.

Siebert is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2002 settled with no adverse effect on Siebert's financial condition.

NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

The Company rents office space under long-term operating leases expiring in various periods through 2007. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2003 | $892,000 |
| 2004 | 633,000 |
| 2005 | 330,000 |
| 2006 | 182,000 |
| 2007 | 84,000 |
| | $2,121,000 |

## NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Rent expense, including escalations for operating costs, amounted to approximately $844,000, $905,000 and $583,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Rent is being charged to expense over the entire lease term on a straight-line basis.

Siebert is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position or results of operations of the Company. The Company believes that adequate provisions have been made for such matters.

Siebert sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. Siebert may also make discretionary contributions to the plan. No contributions were made by Siebert in 2002, 2001 and 2000.

Siebert is party to a Secured Demand Note Collateral Agreement with SBS which obligates Siebert to lend SBS, on a subordinated basis, up to $1,200,000. Amounts that Siebert is obligated to lend under this arrangement are reported as "cash equivalents - restricted", currently in the amount of $1,300,000. This obligation is not included in the Company's statement of financial condition because it has not been drawn down upon by SBS.

## NOTE K - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the consolidated statements of financial condition for cash, cash equivalents, receivable from broker, accounts payable and accrued liabilities approximate fair value due to the short term maturities of those instruments. Securities owned and securities sold, not yet purchased are carried at market value, in accordance with industry practice for broker-dealers in securities.

## NOTE L - SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

| | 2002 | | | | 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Revenue | $6,221,000 | $6,371,000 | $5,697,000 | $5,815,000 | $9,862,000 | $8,555,000 | $6,974,000 | $6,629,000 |
| Net income (loss) | $255,000 | $(868,000) | $(726,000) | $(294,000) | $803,000 | $1,031,000 | $225,000 | $429,000 |
| **Earnings per share:** | | | | | | | | |
| Basic | $0.01 | $(0.04) | $(0.03) | $(0.01) | $0.04 | $0.04 | $0.01 | $0.02 |
| Diluted | $0.01 | $(0.04) | $(0.03) | $(0.01) | $0.04 | $0.04 | $0.01 | $0.02 |

## INDEPENDENT AUDITORS' REPORT

Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

We have audited the accompanying statements of financial condition of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2002 and 2001 and the related statements of operations, changes in members' capital, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
January 30, 2003

## SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

### STATEMENTS OF FINANCIAL CONDITION

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| **Assets** | | |
| Cash and cash equivalents | $6,173,694 | $3,159,799 |
| Securities owned, at market value | 778,876 | 2,065,717 |
| Accounts receivable | 544,022 | 1,714,607 |
| Secured demand note | 1,200,000 | 1,200,000 |
| Furniture, equipment and leasehold improvements, net | 91,578 | 87,784 |
| Other assets | 156,164 | 123,437 |
| | $8,944,334 | $8,351,344 |
| **Liabilities And Members' Capital** | | |
| **Liabilities:** | | |
| Payable to broker-dealer | $ 246,044 | $6,904 |
| Payable to member | 32,972 | 76,350 |
| Accounts payable and accrued expenses | 1,924,745 | 1,708,165 |
| | 2,203,761 | 1,791,419 |
| Subordinated debt | 1,200,000 | 1,200,000 |
| Members' capital | 5,540,573 | 5,359,925 |
| | $8,944,334 | $8,351,344 |

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Revenues: | | | |
| Investment banking | $12,809,840 | $13,552,953 | $5,035,926 |
| Trading profits | 288,834 | 210,402 | 269,099 |
| Interest and other | 91,308 | 204,167 | 263,004 |
| | 13,189,982 | 13,967,522 | 5,568,029 |
| Expenses: | | | |
| Employee compensation and benefits | 6,563,459 | 6,611,201 | 3,827,488 |
| Clearing fees | 38,349 | 45,343 | 53,332 |
| Communications | 189,414 | 205,287 | 236,663 |
| Occupancy | 440,804 | 433,491 | 379,453 |
| Professional fees | 398,746 | 319,331 | 167,007 |
| Interest | 120,000 | 153,315 | 296,561 |
| General and administrative | 1,823,022 | 1,445,015 | 1,268,859 |
| | 9,573,794 | 9,212,983 | 6,229,363 |
| Net Income (Loss) | $ 3,616,188 | $4,754,539 | $ (661,334) |

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

| | |
|---|---|
| **Balance - January 1, 2000** | $1,375,992 |
| Distributions to members | (109,272) |
| Net loss | (661,334) |
| **Balance - December 31, 2000** | 605,386 |
| Net income | 4,754,539 |
| **Balance - December 31, 2001** | 5,359,925 |
| Distributions to members | (3,435,540) |
| Net income | 3,616,188 |
| **Balance - December 31, 2002** | $5,540,573 |

See Notes to Financial Statements

## SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

## STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Cash Flows From Operating Activities:** | | | |
| Net income (loss) | $3,616,188 | $4,754,539 | $(661,334) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 45,737 | 51,892 | 47,166 |
| Changes in: | | | |
| Securities owned, at market value | 1,286,841 | (2,065,717) | 2,627,667 |
| Accounts receivable | 1,170,585 | (1,291,449) | (63,571) |
| Other assets | (32,727) | (608,423) | 261,801 |
| Receivable from/payable to member | (43,378) | 11,118 | (8,695) |
| Accounts payable and accrued expenses | 216,580 | 785,809 | 425,922 |
| Payable to broker-dealer | 239,140 | 6,904 | (2,023,631) |
| Net cash provided by operating activities | 6,498,966 | 1,644,673 | 605,325 |
| **Cash Flows From Investing Activities:** | | | |
| Purchase of property and equipment | (49,531) | (63,167) | (33,085) |
| **Cash Flows From Financing Activities:** | | | |
| Borrowings of subordinated loans | | 4,000,000 | |
| Repayments of subordinated loans | | (4,000,000) | (5,000,000) |
| Distributions to members | (3,435,540) | | (109,272) |
| Net cash used in financing activities | (3,435,540) | 0 | (5,109,272) |
| **Net Increase (Decrease) In Cash And Cash Equivalents** | 3,013,895 | 1,581,506 | (4,537,032) |
| Cash and cash equivalents - beginning of year | 3,159,799 | 1,578,293 | 6,115,325 |
| **Cash And Cash Equivalents - End Of Year** | $6,173,694 | $3,159,799 | $1,578,293 |
| **Supplemental Disclosures Of Cash Flow Information:** | | | |
| Taxes paid | $235,297 | $34,672 | $55,090 |
| Interest paid | $120,000 | $153,315 | $296,561 |

See Notes To Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

## NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] **Organization and Basis of Presentation:**

Siebert, Brandford, Shank & Co., L.L.C. ("SBS" or the "Company") was formed on March 10, 1997 to engage in the business of tax-exempt underwriting and related trading activities. The Company qualifies as a Minority and Women's Business Enterprise in certain states.

The Company was formed to succeed the tax-exempt underwriting activities business of the Siebert, Brandford, Shank Division of Muriel Siebert & Co., Inc. ("Siebert"), and commenced operations on July 1, 1998. Two individuals (the "Principals") and Siebert are the equity members of the Company. The business arrangement provides that profits will be shared 51% to the Principals and 49% to Siebert.

[2] **Securities Transactions:**

Securities transactions, commissions, revenues and expenses are recorded on a trade date basis. Securities owned are valued at market value.

Dividends are recorded on the ex-dividend date, and interest income is recognized on an accrual basis.

[3] **Investment Banking:**

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[4] **Furniture, Equipment and Leasehold Improvements, Net:**

Furniture and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] **Cash Equivalents:**

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] **Use of Estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Income Taxes:

The Company is not subject to federal income taxes. Instead, the members are required to include in their income tax returns their respective share of the Company's income. The Company is subject to tax in certain state and local jurisdictions.

NOTE B - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE

The subordinated debt at December 31, 2002 and 2001 consist of a Secured Demand Note Collateral Agreement, as amended, payable to Siebert, in the amount of $1,200,000, bearing interest at 10% and due August 31, 2004. Interest expense paid to Siebert for each of 2002, 2001 and 2000 amounts to $120,000.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The secured demand note receivable of $1,200,000 is collateralized by cash equivalents of Siebert of approximately $1,300,000 at December 31, 2002. Interest earned on the collateral amounted to approximately $31,000, $69,000 and $95,000 in 2002, 2001 and 2000, respectively.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

| | 2002 | 2001 |
|---|---|---|
| Equipment | $217,422 | $182,917 |
| Furniture and fixtures | 42,690 | 39,398 |
| Leasehold improvements | 56,851 | 45,117 |
| | 316,963 | 267,432 |
| Less accumulated depreciation and amortization | (225,385) | (179,648) |
| | $ 91,578 | $ 87,784 |

NOTE D - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $6,288,000 and $6,056,000, respectively, which was $6,158,000 and $5,937,000, respectively, in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was .31 to 1 and .29 to 1, respectively. The Company claims exemption from the reserve requirements under Section 15c-3-3(k)(2)(ii).

Subsequent to December 31, 2002, the Company distributed $800,000 to its members.

NOTE E - COMMITMENTS AND CONTINGENCY

The Company rents office space under long-term operating leases expiring through 2005. These leases call for base rent plus escalations for taxes and operating expenses. Future minimum base rent under these operating leases are as follows:

| Year | Amount |
|---|---|
| 2003 | $296,980 |
| 2004 | 145,285 |
| 2005 | 108,783 |
| | $551,048 |

Rent expense including taxes and operating expenses for 2002, 2001 and 2000 amounted to $440,804, $433,491 and $379,453, respectively.

NOTE F - OTHER

During each of 2002, 2001 and 2000, the Company was charged $240,000 by Siebert for rent and general and administrative services.

## SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEBERT FINANCIAL CORP.

By: /s/ Muriel F. Siebert
Muriel F. Siebert
Chair and President

Date: March 28, 2003

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ Muriel F. Siebert<br>Muriel F. Siebert | Chair, President and Director (principal executive officer) | March 28, 2003 |
| /s/ Nicholas P. Dermigny<br>Nicholas P. Dermigny | Executive Vice President, Chief Operating Officer and Director | March 28, 2003 |
| /s/ Joseph M. Ramos, Jr.<br>Joseph M. Ramos, Jr. | Chief Financial Officer and Assistant Secretary (principal financial and accounting officer) | March 28, 2003 |
| /s/ Patricia L. Francy<br>Patricia L. Francy | Director | March 28, 2003 |
| /s/ Leonard M. Leiman<br>Leonard M. Leiman | Director | March 28, 2003 |
| /s/ Jane H. Macon<br>Jane H. Macon | Director | March 28, 2003 |
| /s/ Nancy S. Peterson<br>Nancy S. Peterson | Director | March 28, 2003 |

## CERTIFICATION PURSUANT TO RULE 13a-14 AND 15d-14 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

I, Muriel F. Siebert certify that:

(1) I have reviewed this annual report on Form 10-K of Siebert Financial Corp.;

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4) I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(i) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

(ii) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(iii) Presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) I have disclosed, based on my most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons fulfilling the equivalent functions):

(i) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(ii) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6) I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Muriel F. Siebert
Muriel F. Siebert
Chair and President
(principal executive officer and principal financial and accounting officer)

Date: March 28, 2003

## EXHIBIT INDEX

| Exhibit No. | Description of Document |
|---|---|
| 2.1 | Plan and Agreement of Merger between J. Michaels, Inc. ("JMI") and Muriel Siebert Capital Markets Group, Inc. ("MSCMG"), dated as of April 24, 1996 ("Merger Agreement") (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 2.2 | Amendment No. 1 to Merger Agreement, dated as of June 28, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 2.3 | Amendment No. 2 to Merger Agreement, dated as of September 30, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 2.4 | Amendment No. 3 to Merger Agreement, dated as of November 7, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 3.1 | Certificate of Incorporation of Siebert Financial Corp., formerly known as J. Michaels, Inc. originally filed on April 9, 1934, as amended and restated to date (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997) |
| 3.2 | By-laws of Siebert Financial Corp. (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-1 (File No. 333-49843) filed with the Securities and Exchange Commission on April 10, 1998) |
| 10.1 | Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997) |
| 10.2 | 10(a) Siebert Financial Corp. 1997 Stock Option Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 10.4 | LLC Operating Agreement, among Siebert, Brandford, Shank & Co., LLC, Muriel Siebert & Co., Inc., Napoleon Brandford III and Suzanne F. Shank, dated as of March 10, 1997 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 10.5 | Services Agreement, between Siebert, Brandford, Shank & Co., LLC and Muriel Siebert & Co., Inc., dated as of March 10, 1997 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 10.6 | Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997) |
| 10.7 | Stock Option Agreement, dated March 11, 1997, between the Company and Patricia L. Francy (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999) |

| Exhibit No. | Description of Document |
|---|---|
| 10.8 | Stock Option Agreement, dated March 11, 1997, between the Company and Jane H. Macon (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999) |
| 10.9 | Stock Option Agreement, dated March 11, 1997, between the Company and Monte E. Wetzler (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999) |
| 10.10 | Employment Agreement, dated as of April 9, 1999, between the Company and Daniel Jacobson (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended September 30, 1999) |
| 10.11 | Strategic Alliance Agreement, dated as of April 29, 2002, by and between Intuit Inc, Muriel Siebert & Co., Inc. and Investment Solutions, Inc. (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended June 30, 2002. |
| 10.12 | Fully Disclosed Clearing Agreement, dated April 30, 2002, by and between the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation and Muriel Siebert & Co., Inc. (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended June 30, 2002. |
| 21 | Subsidiaries of the registrant (incorporated by reference to Siebert Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001 |
| 23 | Consent of Independent Auditors |
| 99.1 | Certification of Periodical Financial Report under Section 906 of Sarbenes-Oxley Act of 2002 |

# Siebert Shareholder Discount Program

## Receive a 10% commission discount on all trades, plus two free trades!

We are pleased to continue the Siebert Shareholder Discount Program. All registered holders of at least 100 shares of Siebert Financial Corp. stock are entitled to receive a 10% commission discount on all trades as well as two free trades in their Muriel Siebert & Co., Inc., brokerage account.* To apply or receive additional information, please contact James in our New Accounts Department at 1-800-872-0711 and identify yourself as a shareholder.

Accounts receive total net equity protection including 100% of your money market fund balances. The first $500,000 of coverage is provided by Securities Investor Protection Corporation (SIPC), up to $100,000 of which can be in cash. Additional protection for cash and securities to supplement SIPC coverage is provided through our clearing agent. **

* Maximum credit $100 per trade. Certain restrictions apply. Please call for details.

** Neither SIPC nor excess coverage protects against a decline in the maket value of securities.

# Compare Siebert to Other Leading Brokers!

| | SIEBERT | Schwab | Quick & Reilly | TD Waterhouse | E*Trade |
|---|---|---|---|---|---|
| Rates/Features | | | | | |
| Online limit order | $14.95[1] | $32.95[2] | $23.95 | $20.95[2] | $22.95[2] |
| Broker-assisted equity order | $37.50[3] | $57.95[2] | $62.50/$75[4] | $45 | $64.99[5] |
| In *SmartMoney's* top 3 discount brokers for past 5 years[6] | YES | No | No | No | No |
| In *Kiplinger's* top 3 online brokers for past 4 years[6] | YES | No | No | No | No |
| In *Barron's* four-star online brokers for past two years[6] | YES | No | No | No | No |
| Surcharge-free and direct access to local branches | YES | No[7] | No[4] | No[7] | No |
| Fees/Restrictions | | | | | |
| Quarterly inactivity fee | None | $45/$30[8] | $35 | $20 | $25 |
| Minimum balance to avoid inactivity fee | None | $50,000 | $5,000 | $10,000 | $5,000 |
| Minimum activity to avoid inactivity fee | None | 8 trades in 12 months | 1 trade in 6 months | 2 trades in 6 months | 2 trades in 6 months |
| Postage fees | None | Yes | Yes | Yes | Yes |

omparisons based on telephone survey 2/6/03. Different brokers offer different services. [1] Up to 1,000 shares; 1.5 cents per share for each additional share. [2] Includes $3 per trade order handling fee; for Vaterhouse, fee is waived after 10 qualifying trades per month. Siebert has no order handling fees. [3] Minimum order; Value Rates apply. [4] $75 per trade minimum (listed stocks over $2) for service at local ranches. [5] Includes $3 per trade order handling fee for the first 26 stock trades per quarter. [6] Siebert was ranked in the top three brokers in the 1998-2002 *SmartMoney* Discount Broker Surveys and the 1999-002 *Kiplinger's* Online Broker Surveys. Siebert was ranked #1 in the 2002 *Kiplingers* Online Broker Survey. SiebertNet received *Barron's* four-star ranking in the 2002 and 2003 Online Brokers Surveys. *nartMoney* is the Wall Street Journal Magazine of Personal Business, a joint publication of the Hearst Corp. and Dow Jones & Co., Inc. *Kiplinger's* is published by Kiplinger Washington Editors, Inc. *Barron's* published by Dow Jones & Co., Inc. [7] Local branch numbers available upon request. [8] $45 fee for under $10,000; $30 fee for $10,000-$50,000.

# Commission Schedule

To meet your individual investing needs, Siebert offers a tiered commission schedule for broker-assisted trades with Share Rates for investors whose typical trades are over $8,000 or 300 shares, and Value Rates for those whose trades are generally smaller. Internet equity trades are $14.95 each, market or limit, up to 1,000 shares and 1.5 cents for each additional share over 1,000.

## Share Rate schedule.

- 3 cents per share to buy or sell any exchange-listed stock of any price, with an overriding minimum of $75 per trade.
- 2 cents per share to buy or sell any over-the-counter stock of any price, with an overriding minimum of $60 per trade.

## Value Rate schedule.

- Value Rates shown in the chart apply when greater than the following minimums or less than the following maximums. Otherwise, minimum and maximum rates apply.
- Minimum fee per share is $.057 per share on the first 1,000 shares, plus $.028 per share thereafter. Maximum fee per share is $0.45 per share on the first 100 shares, plus $0.47 per share thereafter.
- The commission for stocks and warrants priced below $1 is the greater of either 5% of the principal amount of the transaction or a penny and a half per share, with an overriding minimum of $37.50 per trade.

**Value Rates** (Minimum $37.50 per trade)

| Transaction Size | Commission Rate |
|---|---|
| $0-2,500 | $21 + 1.32% of Principal |
| $2,501-6,000 | $36 + .42% of Principal |
| $6,001-22,000 | $56 + .23% of Principal |
| $22,001-50,000 | $73 + .16% of Principal |
| $50,001-500,000 | $114 + .08% of Principal |
| $500,001+ | $194 + .06% of Principal |

**Option commission schedule.** Siebert offers the following discounted commission schedule for investors who make their own decisions when purchasing or selling listed equity or index options. The commission is based upon both the number of contracts in the individual trade and the option trading price.

**Option trading below $1.** Our commission charge for options priced below $1 is just $2 per contract, subject to a minimum charge of $34 per order.

**Negotiable rates.** We will be pleased to negotiate a special rate for option investors who regularly trade 20 or more contracts. If you have an active or large account and you wish to negotiate a special rate schedule for option trading, please call our New Accounts Department for assistance at 1-800-872-0711.

**Corporate bond commission schedule.** This schedule is for agency transactions only and is subject to an overriding minimum commission charge of $35 for listed corporate bonds.

- Up to 49 bonds - $3.50 per bond
- *From 50-99 bonds - $3.00 per bond
- 100 bonds or more - $2.50 per bond

ALL OPTION TRANSACTIONS ARE SUBJECT TO AN OVERRIDING MINIMUM COMMISSION CHARGE OF $34.

| OPTION PRICE<br>NO. OF OPTIONS | $1 | $2 | $3 | $4 | $5 | $6 | $7 | $8 | $9 | $10 & OVER |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | $34 | $34 | $34 | $34 | $34 | $34 | $34 | $34 | $34 | $34 |
| 2 | 34 | 34 | 34 | 34 | 34 | 34 | 35 | 36 | 37 | 38 |
| 3 | 34 | 34 | 34 | 34 | 36 | 37 | 40 | 42 | 43 | 45 |
| 4 | 34 | 34 | 35 | 37 | 39 | 42 | 46 | 48 | 52 | 55 |
| 5 | 34 | 34 | 38 | 42 | 45 | 47 | 52 | 58 | 62 | 65 |
| 6 | 34 | 38 | 43 | 50 | 53 | 58 | 63 | 68 | 73 | 75 |
| 7 | 35 | 42 | 49 | 55 | 60 | 64 | 68 | 75 | 80 | 85 |
| 8 | 37 | 46 | 53 | 57 | 65 | 70 | 78 | 82 | 85 | 88 |
| 9 | 40 | 50 | 57 | 60 | 70 | 77 | 84 | 86 | 88 | 90 |
| 10 | 43 | 54 | 60 | 65 | 75 | 82 | 88 | 92 | 95 | 98 |
| 15 | 48 | 58 | 65 | 75 | 90 | 99 | 107 | 113 | 120 | 127 |
| 20 | 53 | 65 | 77 | 90 | 105 | 120 | 130 | 140 | 150 | 160 |
| 25 | 60 | 73 | 84 | 100 | 115 | 130 | 145 | 165 | 180 | 195 |
| 30 | 70 | 85 | 100 | 115 | 130 | 150 | 170 | 190 | 210 | 230 |
| 35 | 85 | 95 | 105 | 125 | 145 | 165 | 190 | 215 | 240 | 265 |
| 40 | 95 | 105 | 110 | 135 | 160 | 185 | 215 | 245 | 275 | 300 |
| 45 | 105 | 115 | 120 | 145 | 170 | 200 | 230 | 260 | 295 | 335 |
| 50 | 115 | 125 | 130 | 155 | 180 | 220 | 260 | 300 | 335 | 370 |

* We individually negotiate commissions on any trade of 50 bonds or more.

## OFFICERS

Muriel F. Siebert
Chairwoman & President

Nicholas P. Dermigny
Executive Vice President
Chief Operating Officer

Joseph M. Ramos, Jr.
Executive Vice President
Chief Financial Officer

Daniel Iesu
Secretary

## DIRECTORS

Muriel F. Siebert
Chairwoman & President

Nicholas P. Dermigny
Executive Vice President
Chief Operating Officer

Patricia L. Francy
Treasurer and Controller
Columbia University

Leonard M. Leiman
Counsel
Fulbright & Jaworski L.L.P.

Jane H. Macon, Esq.
Partner
Fulbright & Jaworski L.L.P.

Nancy S. Peterson
President & Chief Executive Officer
Peterson Tool Company, Inc.

Transfer Agent
American Stock Transfer & Trust Company

Independent Auditor
Eisner L. L. P.

## Offices In:

Aventura
18999 Biscayne Boulevard, Aventura, Florida 33180
Telephone: 1.305.933-1155 Fax: 305.933.4293

Beverly Hills
9693 Wilshire Boulevard, Beverly Hills, CA 90212
Telephone: 1.800.995.7880 Fax: 310.788.7888

Boca Raton
855 South Federal Highway, Boca Raton, Florida 33432
Telephone: 1.561.367.9800 Fax: 561.367.9836

4400 North Federal Highway, Suite 106D, Boca Raton, FL 33431
Telephone: 1.800.728.3352 Fax: 561.368.9750

Jersey City
111 Pavonia Avenue, Jersey City, NJ 07310
Telephone: 1.800.559.9193 Fax: 201.239-5741

New York Headquarters
885 Third Avenue, 17th Floor, New York, NY 10022
Telephone: 1.800.872.0711 Fax: 212.486.2784

Naples
400 Fifth Avenue South, Suite 100, Naples, FL 34102
Telephone: 1.800.293.3891 Fax: 239.435.9788

Palm Beach
240A South County Road, Palm Beach, FL 33480
Telephone: 1.800.909.4503 Fax: 561.802.4444

Surfside
9569 Harding Avenue, Surfside, FL 33154
Telephone: 1.800.773.2980 Fax: 305.868.5670

Women's Financial Network at Siebert
885 Third Avenue, 17th Floor, New York, NY 10022
Telephone: 1.877.936.4968 Fax: 212.486.2784

Siebert Brandford Shank offices located in
Chicago ◦ Dallas ◦ Detroit ◦ Houston ◦ Los Angeles
Miami◦ New York ◦ San Antonio ◦ San Francisco ◦ Seattle ◦ Washington D.C.

www.siebertnet.com


SIEBERT

MURIEL SIEBERT & CO., INC.

Member NYSE/NASD/SIPC ◦ Established 1967 ◦ Nasdaq symbol SIEB